EAGLE FINANCIAL SERVICES, INC.

2 East Main Street

P.O. Box 391

Berryville, Virginia 22611

February 24, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Financial Services, Inc.

Registration Statement on Form S-3 (Registration No. 333-269804)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Eagle Financial Services, Inc., a Virginia corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern time, on February 28, 2023, or as soon thereafter as is practicable.

Very truly yours,

/s/ Brandon Lorey
Brandon Lorey
President and Chief Executive Officer
(Duly Authorized Representative)